SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the plan year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
Commission file number 1-12084
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LIBBEY INC. RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LIBBEY INC. 300 Madison Ave. Toledo, Ohio 43604

REQUIRED INFORMATION
Financial Statements and Exhibits as follows:
     1. Financial statements
•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2005, and December 31, 2004

•	Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2005 and December 31, 2004

•	Notes to Financial Statements

•	Supplemental Schedule — H, Line 4i Schedule of Assets (Held at End of Year)
     2. Exhibits
(23)	Consent of Independent Registered Public Accounting Firm
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC. RETIREMENT SAVINGS PLAN

Dated: June 29, 2006		Libbey Inc. Employee Benefits Committee Plan Administrator

	By:	/s/ Timothy T. Paige

Timothy T. Paige Chairman Employee Benefits Committee

	By:	/s/ Scott M. Sellick

Scott M. Sellick Vice President and Chief Financial Officer of Libbey Inc. and Member of Employee Benefits Committee

Financial Statements and
Supplemental Schedule
Libbey Inc. Retirement Savings Plan
Years Ended December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

Libbey Inc. Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
The Libbey Inc. Employee Benefits Committee
Libbey Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department for Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Toledo, Ohio
June 26, 2006

Libbey Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments (Note 3)	$66,824,341	$72,955,435
Participant contribution receivable	—	2,289

	$66,824,341	$72,957,724

See accompanying notes.

Libbey Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004

Additions
Investment income:
Net (depreciation) appreciation in fair value of investments (Note 3)	$(2,139,817)	$2,511,502
Interest and dividends	340,048	323,631

	(1,799,769)	2,835,133

Contributions:
Participants	3,553,540	3,802,796
Employer	1,133,196	1,172,727

	4,686,736	4,975,523

Net transfer from Libbey Inc. Supplemental Retirement Plan	229,157	230,701

	3,116,124	8,041,357

Deductions
Participant withdrawals or benefits paid directly to participants	(9,244,548)	(4,283,256)
Other	(4,959)	(60,740)

Net (decrease) increase	(6,133,383)	3,697,361
Net assets available for benefits:
Beginning of year	72,957,724	69,260,363

End of year	$66,824,341	$72,957,724

See accompanying notes.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of Plan
General
The Libbey Inc. Retirement Savings Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salaried employees.
The Plan is a defined contribution plan which provides eligible employees the opportunity to make pretax and/or after tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 50% of their eligible wages and are 100% vested immediately. Contributions may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed and any such changes shall be effective as soon as administratively feasible.
The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant’s account.
The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant’s pretax contributions, not to exceed three percent (3%) of the participant’s eligible compensation. Company matching contributions are invested in the Libbey Company Stock Fund and may be immediately redirected by the participant. Company matching contributions are immediately 100% vested.
Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.
Participants may transfer existing fund balances among the various investment funds daily.
The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the Plan document for more specific provisions, including benefit payments.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant’s account is distributed to the participants.
Trusteed Assets
For the years ended December 31, 2005 and 2004, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank.
2. Summary of Accounting Policies
Investment Valuation and Income Recognition
Investments in the four Harbor Funds, three JP Morgan Funds, five American Century Investment Funds, the AIM Small Cap Growth Fund, the Barclays Equity Index Fund, the Dodge & Cox Stock Fund, the American Funds Growth Fund of America, and the funds holding Company common stock are recorded at fair value based on their respective quoted market values at year end. The synthetic Guaranteed Investment Contracts (GIC’s) are valued at contract value. The participant loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Plan Expenses
Substantially all Plan administrative expenses are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004
Libbey Common Stock*	$5,941,797	$12,541,879
JP Morgan Stable Value*	8,851,668	10,411,092
Harbor International Fund*	8,452,707	7,505,443
Harbor Capital Appreciation Fund*	6,187,355	6,097,234
Harbor Bond Fund*	5,167,602	5,742,601
Dodge and Cox Stock Fund	5,588,275	5,338,355
American Century Investments Small Capital Value	3,992,011	4,645,147
Harbor Large Capital Value Fund*	3,847,253	3,897,298
AIM Small Cap Growth	3,471,536		**

*	The Fund is sponsored by the Plan Trustee or represents a party in interest.

**	Less than 5% of fair value of Plan’s net assets.
During 2005 and 2004, the Plan’s investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	December 31
	2005	2004
Common stock	$(6,852,436)	$(3,121,041)
Mutual funds	4,712,619	5,632,543

	$(2,139,817)	$2,511,502

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
4. Synthetic Guaranteed Investment Contracts
During 2005 and 2004, the Plan had investments in synthetic guaranteed investment contracts. The account is credited with earnings on the underlying investments and is reported at contract value in accordance with Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate on the contract is reset on a quarterly basis. As of December 31, 2005 and 2004, these contracts had a contract value of $8,851,668 and $10,441,092, respectively. The fair market value was $8,706,713 and $10,648,859 as of December 31, 2005 and 2004, respectively. The crediting interest rate on these investments was 5.38% and 4.72% at December 31, 2005 and 2004, respectively. The average yield on these investments was 5.17% and 4.72% for the years ended December 31, 2005 and 2004, respectively.
In December 2005, the Financial Accounting Standards Board issued Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP), which require that all investments held by an investment company be reported at fair value, even though contract value is the relevant measurement attribute for the portion of net assets attributable to fully benefit-responsive investment contracts. The FSP will be adopted by the Company and the Plan effective December 31, 2006, with retroactive application to all prior periods presented. The Company and the Plan do not believe that the adoption of Staff Position Nos. AAG INV-1 and SOP 94-4-1 will have a material impact on the Statement of Net Assets Available for Benefits.
5. Loan Fund
The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan document and are repaid in semi-monthly, bi-weekly, or weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participant’s behalf in accordance with their current choice of investment options.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 27, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Libbey Inc. Retirement Savings Plan
EIN #34-1559357           Plan #001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of Investment, Including
Identity of Issue, Borrower,	Maturity Date, Par, or Maturity	Current
Lessor, or Similar Party	Value Rate of Interest,	Value

Mutual funds:
*JP Morgan	896,632 shares of Public Bonds	$8,522,486
	12,688 shares of Government Securities	12,688
	171,539 shares of Liquidity Fund	171,539

*Harbor	172,399 shares of International Fund	8,452,707
	444,716 shares of Bond Fund	5,167,602
	190,791 shares of Capital Appreciation Fund	6,187,355
	226,309 shares of Large Capital Value Fund	3,847,253

AIM	126,192 shares of Small Cap Growth	3,471,536

American Century Investments	414,109 shares of Small Capital Value	3,992,011
	371,094 shares of Strategic Moderate	2,501,175
	250,015 shares of Equity Income	1,955,121
	155,545 shares of Strategic Aggressive	1,224,139
	82,241 shares of Strategic Conservative	452,873

Barclay’s	38,489 shares of Equity Index Fund	1,451,410

Dodge & Cox	40,725 shares of Stock Fund	5,588,275

American Funds	86,332 shares of Growth Fund of America	2,664,190

Common stock:
*Libbey Inc.	580,276 shares of Common Stock	5,941,797

Money market funds:
*JP Morgan	3,240,363 units, 100% US Treasury	3,240,363

Synthetic wrapper value	Synthetic Guaranteed Investment Contract	144,955
* Participant loans	5.0% to 10.5%	1,834,866

Total investments		$66,824,341

*	Indicates a party-in-interest to the Plan.